

Ralph Kenney · 2nd

Chief Operating Officer at SelfDecode

Tivat, Montenegro · Contact info

500+ connections

1 mutual connection: Braden Koizumi

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SelfDecode

University of California, Berkeley, Haas School of Business

Activity

1,914 followers

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Experience

Chief Operating Officer
SelfDecode · Full-time
Sep 2021 - Present · 1 yr 1 mo

Founder & CEO
Immortalitea
Nov 2004 - Sep 2021 · 16 yrs 11 mos

Chief Operating Officer
R Systems International Limited
1998 - 2002 · 4 yrs

Complete operational leadership of all global business of the firm including software development, sales, marketing, IT and Business Process Outsourcing (BPO) and all support functions. R Systems ...see more

Managing Director - Technical Marketing
Lucent Technologies
May 1996 - Oct 1998 · 2 yrs 6 mos
Coral Gables, FL

Responsible for Technical Marketing of all Lucent Network Systems product lines for Latin America and the Caribbean including, switching, transmission, data, operating systems, fixed wireless and ...see more

President- AT&T El Salvador, Director Operations -AT&T Network Systems - Central America
AT&T Network Systems
Jan 1993 - May 1996 · 3 yrs 5 mos
San Salvador, El Salvador

Expatriate Assigned to El Salvador. Responsibilities included complete sales and technical operations, project management and relations with the Government of El Salvador for a $150 M/yr busine ...see more

Education

University of California, Berkeley, Haas School of Business
Executive MBA, Business Administration and Management, General
1998

The University of Texas at El Paso
Master's degree, Electrical, Electronics and Communications Engineering
1984 - 1986

Angelo State University
Bachelor's degree, Physics
1981 - 1984

Licenses & certifications

Certified Customer Value Optimization Specialist
DigitalMarketer
Issued Aug 2021 · No Expiration Date
Credential ID c319474a-67fe-419e-9201-b46f8c6ec8b8

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Skills

Strategic Planning

12 endorsements

Retail

12 endorsements

Marketing

10 endorsements

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Languages

Russian
Elementary proficiency

Spanish
Elementary proficiency

Interests

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